Exhibit 4(b)

Pricing Supplement No. 4

Dated: August 3, 2006

(To Prospectus dated August 16, 2002)

$300,000,000

HAWAIIAN ELECTRIC INDUSTRIES, INC.

Medium-Term Notes, Series D

(Fixed Rate Notes)

Principal amount: $100,000,000

Interest Rate (fixed rate): 6.141% per annum

Original Issue Date: August 8, 2006

Stated Maturity Date: August 15, 2011

Issue price (as a percentage of principal amount): 100%, plus accrued interest, if any, from August 8, 2006

Purchasing Agent’s discount (as a percentage of principal amount): 0.50%

Net proceeds to Hawaiian Electric Industries, Inc. (“HEI”), before expenses (as a percentage of principal amount): 99.50%

Redemption: The Notes will not be subject to a sinking fund and cannot be redeemed by HEI prior to the Stated Maturity Date

Repayment: The Notes are not subject to repayment by HEI at the option of the holders thereof

Interest Payment Dates: Each February 15 and August 15, commencing on February 15, 2007

Regular Record Dates: 15 calendar days preceding each Interest Payment Date (whether or not a Business Day)

Minimum Authorized Denominations: $1,000

CUSIP#: 41987Q BD 4

Risk Factors: Investing in the Notes covered by this Pricing Supplement involves risks. Please refer to “Risk Factors” contained in the Annual Report of HEI on Form 10-K for the year ended December 31, 2005 and HEI’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. These risk factors update the risk factors contained in the accompanying prospectus, and therefore are intended to supersede those risk factors.

Use of Proceeds: HEI expects to use the net proceeds from the sale of the Notes covered by this Pricing Supplement to reduce its outstanding commercial paper as it matures. As of August 3, 2006, HEI had outstanding $133 million of commercial paper bearing interest at rates ranging from 5.12% to 5.45% and having maturities ranging from 4 days to 8 days. HEI issued commercial paper in April 2006 to refinance $100 million of its Series C, 7.56% Medium-Term Notes, which matured in April 2006. Pending such application, HEI intends to use a portion of such net proceeds to make short-term loans to Hawaiian Electric Company, Inc., its subsidiary, or short-term investments.

As of the date of this Pricing Supplement, the principal amount of HEI’s Medium-Term Notes, Series D that have been sold (including the Notes to which this Pricing Supplement relates, the 4.00% Medium-Term Notes, Series D due March 7, 2008, the 5.25% Medium-Term Notes, Series D due March 7, 2013 and the 4.23% Medium-Term Notes, Series D due March 15, 2011) is $250,000,000.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (allocated $70,000,000) and Goldman, Sachs & Co. (allocated $30,000,000) acted as principals for HEI in connection with the offer and sale of the Notes.